Exhibit 99.3

Eupraxia Pharmaceuticals Reports Third Quarter 2024 Financial Results

Victoria, B.C. – November 7, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology designed to optimize drug delivery for applications with significant unmet need, today announced its financial results for the third quarter of 2024. All dollar values are in U.S. dollars unless stated otherwise.

“During the third quarter, we advanced our Phase 1b/2a RESOLVE trial for EP-104GI as a treatment for eosinophilic esophagitis, reporting further positive results from the fourth cohort and presenting the data at prominent medical conferences internationally,” said Dr. James Helliwell, CEO of Eupraxia. “We also continued to raise the profile of our Phase 2b SPRINGBOARD osteoarthritis trial data through its publication in leading, peer-reviewed publication The Lancet Rheumatology. Beyond our important clinical progress, subsequent to quarter end, we raised C$44.5 million and now anticipate that our EP-104GI program is funded through Phase 2 development. Finally, we also strengthened our senior management team and board during the reporting period, ensuring we have the strongest possible team in place to drive Eupraxia forward. ”

Recent Operational and Financial Highlights

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On September 11, 2024, the Company announced additional positive clinical data from its RESOLVE Phase 1b/2a trial which is evaluating the safety and efficacy of EP-104GI as a treatment for eosinophilic esophagitis (“EoE”).

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Presented RESOLVE clinical trial data at the Controlled Release Society 2024 Annual Meeting and Expo in Italy in July, and at the 20th International Symposium on Digestive Endoscopy World Congress for Esophageal Diseases in Scotland in September.

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Subsequent to quarter end, on October 2, 2024, the Company announced the appointment of Dr. Amanda Malone as the Chief Operating and Scientific Officer of the Company. In addition, the Company announced the appointment of Dr. Rahul Sarugaser as Executive Vice President of Corporate Development.

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Subsequent to quarter end, on October 15, 2024, the Company announced that Phase 2b data from its SPRINGBOARD trial evaluating EP-104IAR for the treatment of knee osteoarthritis was published in leading peer reviewed medical journal The Lancet Rheumatology.

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Subsequent to quarter end, on October 31, 2024, the Company announced the closing of a non-brokered private placement of C$44.5 million, the appointment of Mr. Joseph Freedman to its Board of Directors and the termination of its new C$12 million convertible debt facility.

Third Quarter 2024 Financial Review

The Company incurred a net loss of $6.0 million for the three months ended September 30, 2024, versus $4.9 million for the three months ended September 30, 2023. The increase in net loss was primarily driven by a reduction in Other Income associated with a change in the fair value of financial instruments.

The Company had cash of $8.7 million as of September 30, 2024, down from $19.3 million at the end of the fourth quarter of 2023. These funds are being used to fund clinical trials in EP-104 and the remainder of the proceeds will be used for general and administrative expenses, working capital needs and other general corporate purposes.

The Company anticipates that existing cash reserves, combined with the proceeds from the recently announced non-brokered private placement of C$44.5 million and anticipated proceeds from in-the-money warrants, will be sufficient to fund the Company to the third quarter of 2026.

As of September 30, 2024, the Company had 35,622,553 common shares issued and outstanding.

Financial Statements and Management Discussion & Analysis

Please see the unaudited interim condensed consolidated financial statements and related MD&A for more details. The unaudited interim condensed consolidated financial statements for the quarter ended September 30, 2024, and related MD&A have been reviewed and approved by Eupraxia’s Audit Committee and Board of Directors. For a more detailed explanation and analysis, please refer to the MD&A that has been filed under the Company’s profile on EDGAR at www.sec.gov/search-filings, and on SEDAR+ at sedarplus.ca and is also available on the Company’s website at www.eupraxiapharma.com.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer adverse events. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to osteoarthritis of the knee. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company’s website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “suggests”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes”, “potential” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company’s product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration; the results gathered from studies and trials of Eupraxia’s product candidates; the potential for the Company’s technology to impact the drug delivery process; potential market opportunity for the Company’s products; potential pipeline indications; and expectations regarding the funding of the Company’s operations to the third quarter of 2026, including the funding of the EP-104GI program through Phase 2 development, and the use of proceeds. Such statements and information are based on the current expectations of Eupraxia’s management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company’s ability to obtain positive results from the Company’s research and development activities, including clinical trials; and the Company’s ability to protect patents and proprietary rights. Although Eupraxia’s management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company’s limited operating history; the Company’s novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company’s current license agreement may not provide an adequate remedy for its breach by the licensor; the Company’s technology may not be successful for its intended use; the Company’s future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company’s clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company’s ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company’s operations; the Company’s restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company’s common share price; and other risks and uncertainties described in more detail in Eupraxia’s public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.

778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.